Exhibit 3(i)

CERTIFICATE OF INCORPORATION

OF

ST. LAWRENCE SEAWAY CORPORATION

ARTICLE 1.

NAME

The name of the Corporation is St. Lawrence Seaway Corporation (the “Corporation”).

ARTICLE 2.

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808. The name of the registered agent at such address is Corporation Service Company.

ARTICLE 3.

PURPOSE AND POWERS

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law and to possess and employ all powers and privileges now or hereafter granted or available under the laws of the State of Delaware to such corporations.

ARTICLE 4.

CAPITALIZATION

4.1           Authorized Shares.  The total number of shares of stock that the Corporation shall have authority to issue is fifty million, ten thousand (50,010,000) shares, consisting of (i) forty eight million, five hundred thousand (48,500,000) shares of common stock, each with a par value of $0.01 (the “Common Stock”), (ii) five hundred, ten thousand (510,000) shares of Class A Common Stock, each with a par value of $0.01 (the “Class A Common Stock”), and (iii) one million (1,000,000) shares of preferred stock, each with a par value of $0.01 (the “Preferred Stock”).

4.2           Preferred Stock.  The shares of Preferred Stock may be issued from time to time in one or more series.  The Board of Directors is hereby vested with authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, (imitations, or restrictions thereof, including without limitation, the dividend rate, conversion rights, redemption price and liquidation preference, of such series of Preferred Stock, and to fix the number of shams constituting any such series, and to increase or decrease the number of shares of any series of Preferred Stock (but not below the number of shares thereof then outstanding).  In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of undesignated shares of Preferred Stock.

4.3           Dividends on Common Stock.  Subject to applicable law and rights, if any, of the holders of any outstanding class or series of Preferred Stock, dividends on the Common Stock may be declared and paid out of funds of the Corporation legally available therefor, and shall be paid solely in the discretion of the Board of Directors; provided, however, that dividends on the Common Stock may not be paid from the Medical Technologies Investments (as defined in Article 12) and in addition may not be paid if the Corporation either (i) has failed to pay the full amount of any dividends payable to the holders of the Class A Common Stock as provided in Section 12.1 or (ii) has failed to redeem the Class A Common stock as provided in Section 12.2.

4.4           Liquidation Rights.  In the event of the dissolution, liquidation or winding up of the Corporation, whether voluntary or Involuntary, the holders of the outstanding shares of Common Stock shall be entitled to receive the funds of the Corporation remaining for distribution to its stockholders (after any distribution required to be made to the holders of Preferred Stock and holders of the Class A Common Stock).  For purposes of this Section 4.4, the voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation or a consolidation or merger of the Corporation with one or more other corporations or other persons (whether or not the Corporation is the corporation surviving such consolidation or merger) shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary.

4.5           Voting Rights.  Each holder of record of Common Stock shall have one vote for each share of Common Stock which is outstanding in his, her or its name on the books of the Corporation and which is entitled to vote.  Except as otherwise required by law or this Certificate of Incorporation (including any Certificate of Designation relating to Preferred Stock), holders of Class A Common Stock and holders of any class or series of Preferred Stock, shall not be entitled to voting rights.  Except as otherwise required by this Certificate of Incorporation (including any Certificate of Designation relating to Preferred Stock), no holders of Common Stock, Class A Common Stock or Preferred Stock shall have preemptive rights.  In the election of directors, no stockholder shall be entitled to cumulate votes on behalf of any candidate.

ARTICLE 5.

INCORPORATOR, DIRECTORS

5.1           Incorporator.  The name and mailing address of the incorporator is Andrew Walsh, Esq., Lev & Berlin, P.C., 200 Connecticut Avenue, Norwalk, Conn. 06854

5.2           Directors.  Name and mailing address of each person who is to serve as a director until the first annual meeting of the stockholders or until a successor is elected and qualified, is as follows:

Bernard Zimmerman	18 High Meadow Road, Weston, CT 06883
Edward B. Grier III	Gracie Capital, 590 Madison Avenue, 28th Floor, New
York, NY 10022
Duane L. Berlin	Lev & Berlin, P.C., 200 Connecticut Ave, Norwalk, CT 06854
Ronald A. Zlatniski	731 Prince Road, Greensboro, NC 27455

5.3           Elections of Directors.  Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE 6.

BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal the Bylaws of the corporation, but such authorization shall not divest the stockholders of the power, nor limit their power, to make, alter or repeal Bylaws.

ARTICLE 7.

LIMITATIONS OF DIRECTORS’ LIABILITY

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except as to liability (i) for any breach of the director’s duty of loyally to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for violations of Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law hereafter is amended to eliminate or limit further the liability of a director, then, in addition to the elimination and imitation at liability provided by the preceding sentence, the liability of each director shall be eliminated or limited to the fullest extent provided or permitted by the amended Delaware General Corporation Law.  Any repeal or modification of this Article 7 shall not adversely affect any right or protection of a director under this Article 7 as in effect immediately prior to such repeal or modification with respect to any liability that would have accrued, but for this Article 7, prior to such repeal or modification,

ARTICLE 8.

INDEMNIFICATION

The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives ) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article 8 shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding to advance of its final disposition.

The rights to indemnification and to the advance of expenses conferred in this Article 8 shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

Any repeal or modification of this Article 8 by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE 9.

AMENDMENTS

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, as from time to time amended, in the manner now or hereafter prescribed by law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation, in its present form or as hereafter amended are granted subject to the right reserved in this Article 9.  Except as otherwise provided by law and this Certificate of Incorporation, the provisions of this Certificate of Incorporation shall not be modified, revised, altered or amended, repealed or rescinded in whole or in part, without the approval of a majority of the votes entitled to be cast by the holders of the Common Stock; provided, however, that with respect to any proposed amendment of this Certificate of Incorporation (including any Certificate of Designation relating to any series or class of Preferred Stock) which would alter or change the powers, preferences or special rights of any class or series of Preferred Stock so as to effect them adversely, the approval of a majority of the votes entitled to be cast by the holders of the shares of such class or series of Preferred Stock affected by the proposed amendment, voting separately as a class, shall be obtained in addition to the approval of a majority of the votes entitled to be cast by the holders of the Common Stock.

ARTICLE 10.

TRANSACTIONS WITH DIRECTORS AND OFFICERS

The Corporation shall have authority, to the fullest extent now or hereafter permitted by the Delaware General Corporation Law, or by any other applicable taw, to enter into any contract or transaction with one or more of its directors or officers, or with any corporation, partnership, joint venture, trust, association or other entity in which one or more of its directors or officers are directors or officers or have a financial interest, notwithstanding such relationships and notwithstanding the fact that the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction.

ARTICLE 11.

COMPROMISE WITH CREDITORS

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction with the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any  receiver or receivers appointed for the Corporation under the provisions of Section 291 of the General Corporation Law of the State of Delaware or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of the General Corporation Law of the State of Delaware order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be to be summoned in such manner as the said court directs.  If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE 12.

CLASS A COMMON STOCK

In addition to other applicable provisions of this Certificate of Incorporation, the Class A Common Stock of the Corporation shall have the following relative powers, preferences and participation, optional or other special rights, qualifications, limitations and restrictions. Certain capitalized terms are defined in Section 12.9.

12.1         Dividends on Class A Common Stock.  Dividends on the Class A Common Stock may be declared and paid only out of the Available Medical Technologies Dividend Amount, and, to the extent permitted by the Delaware General Corporation Law, shall be paid, promptly and in any event within 60 days after the Corporation receives any cash, cash equivalents or marketable securities from the Medical

Technologies Investments, in an amount equal to the Available Medical Technologies Dividend Amount. For purposes of this Certificate of Incorporation, “Available Medical Technologies Dividend Amount”, on any date, shall mean all cash, cash equivalents and marketable securities received in connection with the Medical Technologies Investments, net of any Direct Expenses.  If the Corporation is legally prohibited under the Delaware General Corporation Law from paying the full amount of such dividends, then the Corporation shall pay the maximum amount of dividends permitted, use best efforts to resolve any such legal prohibition and make full payment of such dividends as soon as possible following the date upon which such legal prohibition is eliminated.  Dividends paid on the Common Stock or the Preferred Stock may not be paid in shares of Class A Common Stock.

12.2         Redemption of Class A Common Stock.  If a Medical Technologies Disposition occurs, then the Corporation shall redeem all of the outstanding shares of Class A Common Stock for cash and/or securities or other property received as proceeds of such Medical Technologies Disposition, in an amount equal, in the aggregate for all outstanding shares of Class A Common Stock, to the Net Proceeds of such Medical Technologies Disposition (plus any amount of Net Proceeds of a Medical Technologies Disposition which has not previously been paid to the holders of Class A Common Stock pursuant to Section 12.1).  The Corporation shall make such redemption on or prior to the first business day following the 60th day following the consummation of the Medical Technologies Disposition, provided that, if the Corporation is legally prohibited under the Delaware General Corporation Law from making such redemption, then the Corporation shall use best efforts to resolve any such legal prohibition and make such redemption as soon as possible following the date upon which such legal prohibition is eliminated.  For purposes of this Section 12.2, “Net Proceeds” shall mean an amount equal to the gross proceeds of the applicable Medical Technologies Disposition after any payment of, or reasonable provision for Direct Expenses arising solely from such disposition.

In the event of redemption pursuant to this Section 12.2, the Corporation shall cause to be given to each holder of Class A Common Stock to be so redeemed a notice of the redemption date, and the kind and amount of consideration lo be received by such holder with respect to each share of Class A Common Stock held by such holder, including details as to the calculation thereof.  Such notice shall be sent by first-class mall, postage prepaid, not less than 10 nor more than 60 days prior to the redemption date, to each holder of Class A Common Stock at such holder’s address as the same appears on the stock ledger books of the Corporation.  Neither the failure to mail such notice to any particular holder of Class A Common Stock nor any defect therein shall affect the sufficiency thereof with respect to any other holder of Class A Common Stock.

If the redemption date with respect to Class A Common Stock shall be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto, the holders of shares of Class A Common Stock at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on or with respect to such shares on the date set for payment of such dividend or other distribution, notwithstanding the redemption of such shares or the Corporation’s default in payment of the dividend or distribution due on such date.

Promptly following the redemption date, the Corporation will deliver, to each record holder of shares of Class A Common Stock, any cash, cash equivalents or certificates representing securities to which such holder shall be entitled as provided above, together with any fractional payment contemplated by Section 12.3 and any dividends as provided by Section 12.1.  From and after the redemption date, all rights of a holder of shares of Class A Common Stock that were redeemed shall cease except for the right to receive such cash, cash equivalents, certificates, fractional payments and/or dividends.

12.3         Fractional Shares. The Corporation shall not be required to issue or deliver fractional shares of any capital stock or any fractional securities to any holder of Class A Common Stock upon redemption, dividend or other distribution pursuant to this Article XII.  If the number of shares of capital stock or the amount of securities remaining to be issued or delivered to any holder of Class A Common Stock is a fraction, then the Corporation shall either issue or deliver such fraction to such holder or pay a cash adjustment in respect of such fraction in an amount equal to the fair market value of such fraction on the fifth business day prior to the date such payment is to be made.  For purposes of the preceding sentence, fair market value of any fraction shall be such value as is determined in good faith by the Board of Directors.

12.4         Liquidation Rights.  In the event of the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, the holders of the outstanding shares of Class A Common Stock shall be entitled to receive the Medical Technologies investments or their proceeds.

12.5         Transfer.  The shares of Class A Common Stock shall not be transferable, except upon death of an individual holder or upon liquidation or dissolution of an entity holder.  Shares of Class A Common Stock transferred upon such death, liquidation or dissolution will continue to remain nontransferable in the hands of any successor to such deceased, liquidated or dissolved holder.

12.6         Certificates.  Except as otherwise provided by the Board of Directors, the shares of Class A Common Stock shall be uncertificated and shall not be evidenced by share certificates.

12.7         Cancellation.  If the Medical Technology Investments are permanently impaired and worthless, as reasonably determined by Edward B. Grier (or, if he is no longer a director, by the Corporation’s Board of Directors) then the Class A Common Stock shall be cancelled for no consideration.

12.8         Required Vote of the Class A Common Stock. Unless the vote or consent of a greater number of shares shall be required by law, the vote or consent of the holders of at least a majority of all of the shares of Class A Common Stock then outstanding, voting as a separate class, shall be necessary for (i) authorizing, effecting or validating the merger or consolidation of the Corporation into or with any other corporation if such merger or consolidation would materially adversely affect the powers or rights of Class A Common Stock either directly by amendment of the provisions of this Certificate of Incorporation relating to the Class A Common Stock or indirectly by requiring the holders of Class A Common Stock to accept or retain, in such merger or consolidation, anything other than shares of such class or shares of the surviving or resulting corporation having, in either case, powers and rights identical to those of the Class A Common Stock prior to such merger or consolidation; or (ii) any proposed amendment of this Certificate of Incorporation which would alter or change the powers, preferences or special rights of Class A Common Stock so as to affect them adversely.

12.9         Definitions. The following terms shall have the following meanings (with terms defined the singular having comparable meaning when used in the plural and vice versa), unless another definition is provided or the context otherwise requires.

“Direct Expenses” shall mean the sum of any direct (i) taxes payable by the Corporation, (ii) transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses, and (iii) other expenses (contingent or otherwise), in each case related solely to the Medical Technologies Investments.

“Medical Technologies Disposition” shall mean the final sale, transfer, assignment, conversion, other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise) or other transaction involving the Medical Technologies Investments, following which the Medical Technologies Investments consist solely or cash, cash equivalents and marketable securities. In the case of a Medical Technologies Disposition in a series of related transactions, such Medical Technologies Disposition shall not be deemed to have been consummated until the consummation of the last of such transactions, and any cash, cash equivalents and marketable securities received in transactions other than the last of such transactions shall be included in the Available Medical Technologies Dividend Amount.

“Medical Technologies Investments” shall mean the Corporation’s indirect or directly owned (i) assets, property and securities acquired pursuant to the Corporation’s Research Funding Agreement with New York University School of Medicine, (ii) interests in T3 Therapeutics, LLC, a Delaware limited liability company, (iii) all proceeds from any issuance of Class A Common Stock (other than the initial issuance of shares of Class A Common Stock and any issuance upon the exercise of options or warrants outstanding on the Initial Issuance date), and (iv) any proceeds, assets, property or securities received in connection with the assets described in clauses (i), (ii) or (iii), and this clause (iv).  The amount of the Medical Technologies Investments shall be reduced by the amount of any dividend or distribution paid to the holders of Class A Common Stock.  Any decision with respect to a sale or other transaction involving the Medical Technologies Investments shall be made by Edward B. Grier for as long as he remains a director of the Corporation (provided that Edward B. Grier may retain separate counsel and investment bankers to provide advice in this regard, the expenses of which shall be considered Direct Expenses) and then by the Corporation’s Board of Directors I good faith.  The Corporation may contribute the Medical Technologies Investments to a wholly-owned subsidiary of the Corporation for ease of administration, subject to consideration of any required consents required by any agreements related to the Medical Technologies Investments.  The Corporation may not (i) effect any sale, transfer, assignment, conversion, other disposition 9whether by merger, consolidation, sale or contribution of assets or stock or otherwise) or other transaction involving the Medical Technologies Investments with any person if the Corporation or its affiliates, directly or indirectly, owns a majority equity interest in such other person, or (ii) use, or reserve for use, any Medical Technologies Investments in any business of the Corporation other than a business included within the Medical Technologies Investments.

IN WITNESS WHEREOF, St. Lawrence Seaway Corporation has caused this Certificate of Incorporation to be signed by the Incorporator of the Corporation this 22nd day of August, 2007.

By:	/s/ ANDREW WALSH
Name:	Andrew Walsh, Esq.
Title:	Incorporator